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                       Securities and Exchange Commission

                             Washington, D.C. 20549
                                 Schedule 14D-9

  Solicitation / Recommendation Statement Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                            -----------------------

                   Brunner Companies Income Properties L.P.I

                           (Name of Subject Company)


                   Brunner Companies Income Properties L.P.I

                      (Name of Person(s) Filing Statement)


                           Limited Partnership Units
                         (Title of Class of Securities)

                                      None

                     (CUSIP Number of Class of Securities)

                                 James M. Hull
                             President and Director
                              104 Management, Inc.
                           3632 Wheeler Road, Suite 2
                                P. O. Box 204227
                          Augusta, Georgia 30917-4227

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

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Item 1. Security and Subject Company.

This statement relates to Limited Partnership Units of Brunner Companies Income Properties L.P.I (the "Company").

The name and address of the of the principal executive offices of the Company is:

Brunner Income Properties L. P. I
3632 Wheeler Road, Suite 2
P. O. Box 204227
Augusta, Georgia 30917-4227

Item 2. Tender Offer of the Bidder.

This statement relates to a tender offer filed on March 1, 2000 on behalf of MP Falcon Fund, LLC; MP Value Fund 6, LLC; Previously Owned Mortgage Partnership Fund, L. P.; Accelerated High Yield Institutional Investors, Ltd.; and Moraga Fund 1, LLC (the "Bidders")

Item 3. Identity and Background.

The name and address of the person filing this statement is:
Brunner Companies Income Properties L.P.I
James H. Hull
President and Director
104 Management, Inc.
3632 Wheeler Road Suite 2
P. O. Box 204227
Augusta, Georgia 30917-4227

104 Management, Inc. is the managing general partner of Brunner Management Limited Partnership, which is the general partner of Brunner Companies Income Properties L. P. I.

There are no known material contracts, agreements, arrangements, or understandings and any actual and any actual or potential conflict of interest between the person filing this statement or its affiliates and: (1) the subject company, its executive officers, directors or affiliates; or (2) the bidder, its executive officers, directors or affiliates.

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Item 4. Solicitation or Recommendation.

    (a) The bidders have offered to purchase up to 220,000 Class A Units of limited partnership interest at a purchase price equal to $1.25 per unit. The Company is expressing no opinion and is remaining neutral toward the tender offer.

    (b) The Company is remaining neutral because it has not determined the adequacy or fairness of the offer from the bidders.

Item 5. Persons Retained, Employed or to be Compensated.

The Company has not employed or retained any persons to make solicitations or recommendations to its security holders.

Item 6. Recent Transactions and Intent with Respect to Securities.

Management is aware of no transactions concerning limited partnership units of the Company during the past 60 days involving any executive officers, directors, affiliates or a subsidiary of such persons.

Item 7. Certain Negotiations and Transactions by the Subject Company.

    (a) The Company has had a preliminary conversation with Mr. Glen Fuller, a representative of the bidders, regarding a possible sale of the Company's general partnership interest to the bidders. Neither the Company nor its affiliates or officers own any Limited Partnership Units.

Item 8. Additional Information to be Furnished. - None

Item 9. Material to be filed as Exhibits. - None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           Brunner Companies Income Properties L. P. I

                           By: Brunner Management Limited Partnership
                               Its General Partner

                           By: 104 Management, Inc.
                               Its Managing General Partner

                           By:  /s/ James M. Hull
                               ----------------------------------------
                               James M. Hull
                               President and Director

March 20, 2000